[PARADIGM GEOPHYSICAL LOGO]


FOR IMMEDIATE RELEASE
CONTACTS:
BRIAN W. BERMAN, CFO                       STEVEN CURTIS
PARADIGM GEOPHYSICAL LTD.                  RUDER FINN, INC.
Phone: +972-9-970-9339                     Phone: +1-212-593-6319
Fax: +972-9-970-9319                       Fax: +1-212-715-1660
Email: brian@paradigmgeo.com               Email: curtiss@ruderfinn.com


            PARADIGM GEOPHYSICAL BOARD ELECTS ELDAD WEISS CHAIRMAN



Herzlia, Israel, August 2, 1999: The Board of Directors of Paradigm Geophysical Ltd. (NASDAQ: PGEO) today announced the election of Eldad Weiss as its new Chairman of the Board. He succeeds Jacob Dunietz, who chose to step down after serving as Chairman since 1993. Mr. Dunietz will continue to serve as a Board member. Mr. Weiss will continue to serve as Chief Executive Officer, a position he has held since 1993.

Mr. Weiss commented, "The confidence that the Board has expressed in our management team and its strategic direction is quite gratifying. We will continue to work hard to merit the trust of our customers, shareholders, and employees, while expanding our infrastructure to position Paradigm as a complete solutions provider."

"Paradigm Geophysical[R]" is the registered trademark of Paradigm Geophysical
Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

--------------------------------------------------------------------------------
Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the Company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the Company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.
--------------------------------------------------------------------------------

                                  -30-